January 12, 2011

VIA EDGAR Securities and Exchange Commission 100 F. Street, NE Mail Stop 4720 Washington, D.C. 20549 Attn: Mr. James O’Connor

Re;	Zea Capital Fund LLC (“Zea,” “Fund,” or the “Company”)
Registration Statement on Form N-2 filed December 21, 2009
Notice of Effectiveness on August 4, 2010
File Numbers 333-163888 and 814-00797

To the Commission:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form N-2 (Registration No. 333-163888), initially filed on December 21, 2009, as amended, together with all exhibits thereto.  The Company is requesting withdrawal of the Registration Statement because it has elected to no longer pursue the offering of the securities included therein and will wind up its affairs.  Under the Registration Statement, six subscriptions were taken by the Company, but they have been returned by the escrow agent to the subscribers.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, David Gardels, at (402) 964-5027 or Dan Peterson at (314) 345-6246.  Thank you for your assistance in this matter.

Sincerely, Zea Capital Fund LLC

By: /s/ James D. Thorp____ Name: James D. Thorp Title: President